Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: March 10, 2021

Matterport Partnership with roOomy Accelerates Real Estate Transactions, Opens Up New Revenue Opportunities for Retailers

Virtually staged 3D experiences unlock new benefits for businesses and consumers alike

SUNNYVALE, Calif. — March 10, 2021 — Matterport, the spatial data company leading the digital transformation of the built world, today announced its continued partnership with roOomy to provide virtual staging capabilities to residential and multifamily real estate customers. Potential buyers and renters can view staged properties and more deeply understand and visualize the potential for spaces 100% virtually, anytime from any device. Now, they can decide whether listings are right for them without in-person viewings, enabling the industry to thrive under social distancing restrictions. Consumers can also search for, decide on, and buy furnishings for their property within the Matterport digital twin.

“Virtual staging is one of the key services our customers consistently request. Our partnership with roOomy provides real estate professionals, home buyers or renters, and retailers with completely new ways to promote, choose, and furnish the homes they want to live in,” said Jay Remley, Chief Revenue Officer of Matterport. Together, Matterport and roOomy bring tangible benefits to agents and property managers. According to industry research, vacant homes sell for over $11,000 less and spend six more days on the market. Many agents and real estate managers have already leveraged virtual staging as an easy alternative to physical staging. Agents shorten days-on-market for listings and multifamily property managers give people the opportunity to decide on flooring and other upgrades.

“We have been investigating how to improve our efficiency by moving from ‘live’ to ‘virtual’ staging. We started with Matterport over three years ago and have broadened our reach by attracting clients that are tech savvy. RoOomy virtual staging adds another level of sophistication, allowing clients to imagine how their furniture might look in our apartments which saves us a tremendous amount of time,” said Brittany Kate Gvazdinskas, COO, Safe Harbor Properties. View one of their virtually staged apartments here.

Retailers are also realizing significant benefits using 3D digital twins in place of 2D photography. A survey conducted by roOomy revealed that people moving into new homes spend five times more on furnishings. However, 65% said that buying new furniture at once, shopping for pieces to design their space, and finding furnishings to match their existing furniture were top pain points. As a result, major home furnishing brands are responding by offering consumers the opportunity to make purchases directly within the virtual staging platform.

“Virtual staging is truly driving the connection between retail and real estate,” said Pieter Aarts, Co-Founder of roOomy. “Our partnership with Matterport delivers a dynamic experience for viewing properties and home interiors.”

To order a virtually staged Matterport 3D tour, customers simply share a copy of the Matterport model to be staged with roOomy, select a design style, and place their order here. Once virtual staging is complete, the customer receives panorama proofs for approval before the final high-resolution tour is prepared and shared.

About Matterport

Matterport is leading the digital transformation of the built world. Our groundbreaking spatial computing platform turns buildings into data making every space more valuable and accessible. Millions of buildings in more than 150 countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.

In February 2021, Matterport announced that it has entered into a definitive agreement to merge with Gores Holdings VI (NASDAQ: GHVI, GHVIU, and GHVIW), a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, that will result in Matterport becoming a publicly listed company. Upon closing of the proposed transaction, the combined company will be named “Matterport, Inc.” and intends to remain listed on NASDAQ under the ticker symbol “MTTR.” About roOomy roOomy’s technology is leading the way for real estate professionals and home furnishings retailers to better visualize their space and products. Through its patented ability we convert simple 2D imagery into assets that can be leveraged across 3D, augmented and virtual reality platforms at a scale and efficiency unavailable until now. roOomy takes it one step further and virtually stages Matterport Tours utilizing their Designer platform. With more prospective buyers and renters using digital applications to help with their decisions, nimble visualization tools become more important every day. roOomy’s award-winning virtual staging and rendering services enables agents and brokers to showcase their listings as immersive experiences, in any style, with real products that can easily be shopped from the roOomy platform, all at a fraction of the cost of traditional staging methods. More information about roOomy is available at www.rooomy.com.

Matterport Media Contact:

Naomi Little

Global Communications Manager

press@matterport.com

+44 203 874 6664

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI, Inc. (“Gores”) and Matterport, Inc. (“Matterport”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores’ or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores’ securities; (ii) the risk that the proposed business combination may not be completed by Gores’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores’ stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores’ public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores’ securities on the NASDAQ; (viii) the price of Gores’ securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores final proxy statement/information statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by Gores from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores nor Matterport gives any assurance that either Gores or Matterport will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Gores intends to file a registration statement on Form S-4 that will include a proxy statement of Gores, an information statement of Matterport and a prospectus of Gores. The proxy statement/information statement/prospectus will be sent to all Gores and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores’ proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Gores’ stockholders in connection with the proposed business combination. Information about Gores’ directors and executive officers and their ownership of Gores’ securities is set forth in Gores’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This document relates to a proposed business combination between Gores and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.